Exhibit 21.1

UNIFI, INC.

SUBSIDIARIES

Name	Address	Incorporation	Unifi Percentage Of Voting Securities Owned
Unifi Holding 1, BV (“UH1”)	Amsterdam, Netherlands	Netherlands	100% - Unifi, Inc.

Unifi Holding 2, BV (“UH2”)	Amsterdam, Netherlands	Netherlands	100% - UH1

Unifi Asia, Ltd.	Hong Kong, China	China	100% - UH2

Unifi Asia Holding, SRL	St Michael, Barbados	Barbados	.01% - Unifi, Inc.
99.99% - UH2

Unifi do Brasil, Ltda	San Paulo, Brazil	Brazil	99.99% - Unifi, Inc.
.01% - UMI

Unifi Manufacturing, Inc. (“UMI”)	Greensboro, NC	North Carolina	100% - Unifi, Inc.

Unifi Manufacturing Virginia, LLC	Greensboro, NC	North Carolina	95% - Unifi, Inc.
5% - UMI

Unifi Textured Polyester, LLC	Greensboro, NC	North Carolina	100% - UMI

Unifi Kinston, LLC	Greensboro, NC	North Carolina	100% - UMI

Spanco Industries, Inc. (“SI”)	Greensboro, NC	North Carolina	100% - UMI

Spanco International, Inc. (“SII”)	Greensboro, NC	North Carolina	100% - SI

Unifi Latin America, S.A. (“ULA”)	Bogota, Columbia	Columbia, S.A.	100% - SII